UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Perfect World Co., Ltd.

(Name of Issuer)

American Depositary Shares, evidenced by American Depositary

Receipts, each representing five Class B Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

71372U104 (American Depositary Shares)

(CUSIP Number)

Qin Xuetang

Fosun International Limited

Room 808

ICBC Tower

3 Garden Road, Central

Hong Kong, China

(852) 2509 3228

With a copy to:

Hillel T. Cohn, Esq.

Morrison & Foerster LLP

Suite 3500

555 West Fifth Street

Los Angeles, USA 90013

(213) 892-5251

Wang Qunbin Peak Reinsurance Company Limited Room 2107–11 ICBC Tower 3 Garden Road, Central Hong Kong, China (852) 3509 6666

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 6, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71372U104

1	Name of Reporting Person Fosun International Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Hong Kong, China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 21,729,570

	8	Shared Voting Power 1,311,660

	9	Sole Dispositive Power 21,729,570

	10	Shared Dispositive Power 1,311,660

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,041,230

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.39%

14	Type of Reporting Person (See Instructions) CO

* Number of shares is number of Class B Ordinary Shares, par value $0.0001 per share (“Class B Ordinary Shares”). Fosun International Limited holds 4,345,914 American Depositary Shares (“ADSs”), each representing 5 Class B Ordinary Shares.  Percent of class is based on 29,671,195 Class A Ordinary Shares, par value $0.0001 per share and 215,802,710 Class B Ordinary Shares reported as issued and outstanding at October 26, 2012 in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on October 29, 2012.

CUSIP No. 71372U104

1	Name of Reporting Person Peak Reinsurance Company Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Hong Kong, China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,311,660

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,311,660

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,311,660

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.53%

14	Type of Reporting Person (See Instructions) CO

* Number of shares is number of Class B Ordinary Shares, par value $0.0001 per share (“Class B Ordinary Shares”). Peak Reinsurance Company Limited holds 262,332 American Depositary Shares (“ADSs”), each representing 5 Class B Ordinary Shares.  Percent of class is based on 29,671,195 Class A Ordinary Shares, par value $0.0001 per share and 215,802,710 Class B Ordinary Shares reported as issued and outstanding at October 26, 2012 in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on October 29, 2012.

This Amendment No. 1 amends the Schedule 13D filed with the Securities and Exchange Commission on July 6, 2012 (the “Original 13D”) by Fosun International Limited with respect to American Depositary Shares (the “ADSs”), as evidenced by American Depositary Receipts, each representing five Class B Ordinary Shares, par value $0.0001 per share (the “Class B Ordinary Shares”) of Perfect World Co., Ltd. (the “Issuer”), a corporation organized under the laws of the Cayman Islands.  Unless otherwise stated herein, the Original 13D remained in full force and effect.  Terms used therein and no defined herein have the meanings ascribed thereto in the Original 13D.

Item 2. Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

This Schedule 13D is filed by Fosun International Limited (“Fosun International”), a company organized under the laws of the Hong Kong Special Administrative Region of China (“Hong Kong”) and Peak Reinsurance Company Limited (“Peak Reinsurance” and together with Fosun International, the “Reporting Persons”) a company organized under the laws of Hong Kong.

The principal business address for Fosun International is Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong. The principal businesses of Fosun International include: (i) insurance; (ii) pharmaceuticals and healthcare; (iii) property; (iv) steel; (v) mining; (vi) retail, services, finance and other investments; and (vii) asset management, which mainly operate through its subsidiaries. Fosun International is a subsidiary of Fosun Holdings Limited (“Fosun Holdings”), which in turn is a wholly-owned subsidiary of Fosun International Holdings Ltd. (“Fosun International Holdings”). Fosun International Holdings is controlled by Guo Guangchang.

The principal business address for Peak Reinsurance is Room 2107-11, ICBC Tower, 3 Garden Road, Central, Hong Kong. Peak Reinsurance is principally engaged in the reinsurance business. Peak Reinsurance is wholly- owned by Peak Reinsurance Holdings Limited (“Peak Reinsurance Holdings”), which in turn is a 85.1% owned by Spinel Investment Limited (“Spinel Investment”).  Spinel Investment is the wholly-owned subsidiary of China Alliance Properties Limited (“China Alliance”), which in turn is the wholly-owned subsidiary of Shanghai Forte Land Co., Ltd. (“Shanghai Forte”).  Shanghai Forte is 41.37% owned by Fosun International and 57.68% owned by Fosun High Technology (Group) Co., Ltd. (“Fosun High Technology”).  Fosun High Technology is wholly-owned by Fosun International.

The place of organization, principal business address and principal business of Peak Reinsurance Holdings, Spinel Investment, China Alliance, Shanghai Forte, Fosun High Technology, Fosun Holdings and Fosun International Holdings are set forth in Exhibit 99.2, which is attached hereto and incorporated by reference. The name, business address, present principal employment and citizenship of Guo Guangchang and each director and executive officer of each Reporting Person, Peak Reinsurance Holdings, Spinel Investment, China Alliance, Shanghai Forte, Fosun High Technology, Fosun Holdings and Fosun International Holdings are set forth in Exhibit 99.2.

During the last five years, no Reporting Person has, nor, to any Reporting Person’s knowledge, has (a) any executive officer or director of any Reporting Person; (b) any person controlling any Reporting Person; or (c) any executive officer or director of any person ultimately in control of any Reporting Person been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

Each Reporting Person purchased its ADSs that are the subject of this statement with its working capital.

Item 4. Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

Each Reporting Person acquired the ADSs that are the subject of this Schedule 13D for investment purposes. Each Reporting Person will continue to evaluate its ownership and voting position in the Issuer and may consider and pursue the following future courses of action, among others: (i) continuing to hold the ADSs for investment; (ii) acquiring additional ADSs or Class B Ordinary Shares in the open market or in privately negotiated transactions; or (iii) disposing of all or a portion of the ADSs in open market sales or in privately negotiated transactions. Each Reporting Person’s future actions with regard to this investment will be dependent upon its review and evaluation of numerous factors, including the price levels of the Issuer’s ADSs; the Issuer’s business, financial condition, operating results and prospects; general market and economic conditions; and the relative attractiveness of alternative business and investment opportunities. Consistent with its investment purpose, each Reporting Person or its representatives may engage in communications with other shareholders of the Issuer and members of the Issuer’s management and board of directors with regard to the business operations of the Issuer, strategies for enhancing shareholder value or one or more of the items described in subparagraphs (a) — (j) of Item 4 of Schedule 13D.

Except as set forth above, Fosun International has no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  Fosun International reserves the right to take such actions in the future as it deems appropriate, including changing the purpose described above or adopting plans or proposals with respect to one or more of the items described in subparagraphs (a) — (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of Class B Ordinary Shares underlying the ADSs that are beneficially owned by each Reporting Person as of February 6, 2013.

(b) See Items 7 through 10 of the cover pages to this Schedule 13D for the number of Class B Ordinary Shares underlying the ADSs beneficially owned by each Reporting Person as of February 6, 2013 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

(c) Since the filing of the Original 13D, Fosun International engaged in open market transactions on NASDAQ involving the net purchase for cash of 402,184 ADSs on the dates and at the average prices per ADS set forth on Exhibit 99.4, which is attached hereto and incorporated herein by reference.  Since the filing of the Original 13D, Peak Reinsurance engaged in open market transactions on NASDAQ involving the net purchase for cash of 262,332 ADSs on the dates and at the average prices per ADS set forth on Exhibit 99.4

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

Except as otherwise described herein and in the Joint Filing Agreement attached hereto as Exhibit 99.1, no Reporting Person nor, to any Reporting Person’s knowledge, any person named in Exhibit 99.2 is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including the transfer or voting of any Issuer securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit No.	Description

99.1	Joint Filing Agreement

99.2	List of directors and executive officers of each Reporting Person, persons controlling any Reporting Person and executive officers and directors of persons in control of any Reporting Person.

99.3

Information regarding transactions in ADSs by Fosun International during the past 60 days prior to the filing of the Original 13D (incorporated by reference to Exhibit 99.1 to the Original 13D filed on July 6, 2012 by Fosun International with the Securities and Exchange Commission).

99.4	Information regarding transactions in ADSs by each Reporting Person since the filing of the Original 13D.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2013

FOSUN INTERNATIONAL LIMITED

By:	/s/ Qin Xuetang
Qin Xuetang
Director

PEAK REINSURANCE COMPANY LIMITED

By:	/s/ Wang Qunbin
Wang Qunbin
Director